

October 19, 2010

R. Ramin Kamfar
Chief Executive Officer
Bluerock Enhanced Multifamily Trust, Inc.
399 Park Avenue, Suite 3200
New York, New York 10022

> **Re: Bluerock Enhanced Multifamily Trust, Inc.**
> **Post-Effective Amendment No. 4 to Form S-11**
> **Filed October 5, 2010**
> **File No. 333-153135**

Dear Mr. Kamfar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your base prospectus is dated October 15, 2009 and that you have nine supplements to the base prospectus. Please tell us what consideration you have given to updating your base prospectus.

Supplement No. 9 dated October 5, 2010, page 1

Real Estate Investment Portfolio, page 2

2.   We note that you disclose the approximate annualized base rent per property as of September 30, 2010. Please also disclose average <u>effective</u> annual rent per unit on a portfolio basis as well as for individually material properties.

Recent Acquisitions and Financings, page 4

3.   Please disclose the yield for all your recent property acquisitions, including the method of calculation and assumptions used.

Distributions, page 9

4.   Please update your disclosure to discuss your experience with redemptions during the most recent fiscal year and the current fiscal period to date. Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled. Please also disclose the source of cash used to fund the redemption requests fulfilled and the average price of shares redeemed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Robert H. Bergdolt, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786- 2200